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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of October, 2000.



                                CNH GLOBAL N.V.

                (Translation of Registrant's Name Into English)


                               World Trade Center
                              Tower B, 10th Floor
                               Amsterdam Airport
                                The Netherlands

                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F    X     Form 40-F
                                    -------             -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes          No     X
                                 ------       -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

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                                                                      [CNH LOGO]


                        NEWS RELEASE

                        For Immediate Release

                        CNH GLOBAL ANNOUNCES
                        TWO DEPARTURES FROM BOARD


            For more    Racine,  Wisconsin  October 11, 2000 - CNH Global
information contact:    (N:CNH) today  announced two departures from its board
                        of directors. Umberto Quadrino,  who was also
William B. Masterson    co-chairman,  left the company to become  executive vice
     01 262 636 5793    president of the Fiat Group with  responsibility  for
                        Fiat's automotive components and industrial diversified companies in Turin, Italy, while Pei-yuan Chia, former vice chairman, Citicorp and Citibank, N.A., retired from his board position.


                        CNH's board includes Jean-Pierre Rosso, chairman and chief executive officer; Alfredo Diana, formerly the Italian Minister of Agriculture; Katherine M. Hudson, president and chief executive officer, Brady Company; Kenneth Lipper, chairman, Lipper and Company, LP; James L.C. Provan, member of the European Parliament; Paolo Cantarella, chief executive officer, Fiat S.p.A; and Damien Clermont, chief financial officer, Fiat S.p.A.


                        With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, New Holland Construction, O&K and Steyr.



                                      ###



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     CNH Global N.V.



                                     By: /s/ Kevin J. Hallaghan
                                        --------------------------------------
                                            Kevin J. Hallagan
                                            Vice President, Associate General
                                            Counsel and Assistant Secretary



October 17, 2000